Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-257113
(To Prospectus dated September 2, 2021,
Prospectus Supplement dated September 2, 2021 and
Product Supplement STOCK ACCN-1 dated December 16, 2021)

161,038 Units $10 principal amount per unit CUSIP No. 13607V234	Pricing Date Settlement Date Maturity Date	February 10, 2022 February 17, 2022 February 26, 2024

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks

▪         Contingent Coupon Payments (with Memory) payable on the applicable Coupon Payment Date if the Observation Value of the Basket on the applicable quarterly Coupon Observation Date is greater than or equal to 90% of the Starting Value.

▪         The Contingent Coupon Payment (with Memory) payable on any Coupon Payment Date will be calculated according to the following formula: (i) the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date times the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid. The Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date is $0.31 per unit.

▪         Automatically callable if the Observation Value of the Basket on any quarterly Call Observation Date beginning approximately six months after the pricing date, is at or above the Starting Value. If the notes are called, you will receive the principal amount of your notes plus the Contingent Coupon Payment (with Memory) otherwise due on the applicable Call Settlement Date.

▪         If not called on any of the Call Observation Dates, a maturity of approximately two years.

▪         If not called, at maturity, 1-to-1 downside exposure to decreases in the Basket, with up to 100% of the principal amount at risk.

▪         The Basket is comprised of the common stock of each of Morgan Stanley, The Goldman Sachs Group, Inc. and JPMorgan Chase & Co. (the “Basket Stocks”). Each Basket Stock was given an approximately equal weight.

▪         All payments are subject to the credit risk of Canadian Imperial Bank of Commerce

▪         In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

▪         Limited secondary market liquidity, with no exchange listing

▪         The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement STOCK ACCN-1.

The initial estimated value of the notes as of the pricing date is $9.693 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$1,610,380.00
Underwriting discount	$ 0.125	$ 20,129.75
Proceeds, before expenses, to CIBC	$ 9.875	$1,590,250.25

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

February 10, 2022

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Summary

The Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada or any other jurisdiction or secured by collateral. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes will pay a Contingent Coupon Payment (with Memory) on the applicable Coupon Payment Date if the Observation Value of the Market Measure, which is the basket of three financial sector stocks described below (the “Basket”), on the applicable quarterly Coupon Observation Date is greater than or equal to the Coupon Value. The notes will be automatically called at the Call Amount if the Observation Value of the Market Measure on any Call Observation Date is equal to or greater than its Call Value. You will not receive any notice from us if the notes are automatically called. If your notes are not called, at maturity, if the Ending Value of the Market Measure is greater than or equal to the Threshold Value, you will receive the principal amount plus the final Contingent Coupon Payment (with Memory); otherwise, you are subject to 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk. All payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket is comprised of the common stocks of Morgan Stanley, The Goldman Sachs Group, Inc. and JPMorgan Chase & Co. (the “Underlying Companies”). On the pricing date, the common stock of Morgan Stanley was given an initial weight of 33.34%, and the common stock of each of The Goldman Sachs Group, Inc. and JPMorgan Chase & Co. was given an initial weight of 33.33%.

The economic terms of the notes (including the Contingent Coupon Payment (with Memory)) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our pricing models, and was based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes
Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount:	$10.00 per unit
Term:	Approximately two years, if not called
Market Measure:	An approximately equally weighted basket of three financial sector stocks comprised of the common stock of each of Morgan Stanley (NYSE symbol: “MS”), The Goldman Sachs Group, Inc. (NYSE symbol: “GS”) and JPMorgan Chase & Co. (NYSE symbol: “JPM”) (each, a “Basket Stock”).
Coupon Feature:	Contingent Coupon Payments (with Memory)
Coupon Value:	90.00 (90% of the Starting Value)
Threshold Value:	100.00 (100% of the Starting Value)
Call Value:	100.00 (100% of the Starting Value)
Contingent Coupon Payments (with Memory):	The notes will pay a Contingent Coupon Payment (with Memory) on the applicable Coupon Payment Date if the Observation Value of the Market Measure on the applicable quarterly Coupon Observation Date is greater than or equal to the Coupon Value. The Contingent Coupon Payment (with Memory) payable on any Coupon Payment Date will be calculated according to the following formula: (i) the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date times the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid. The Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date is $0.31 per unit.
Call Amount:	The principal amount plus the Contingent Coupon Payment (with Memory) otherwise due on the applicable Call Settlement Date.
Starting Value:	100.00.
Ending Value:	The value of the Market Measure on the calculation day, calculated as specified in “The Basket” on page TS-8 and “Description of the Notes–Basket Market Measures—Observation Value or Ending Value of the Basket” on page PS-30 of product supplement STOCK ACCN-1. The scheduled calculation day is subject to postponement in the event of Market Disruption Events or non-trading day, as described on page PS-30 of product supplement STOCK ACCN-1.
Observation Value:	The value of the Market Measure on the relevant Coupon Observation Date or Call Observation Date, calculated as specified in “The Basket” on page TS-8 and “Description of the Notes–Basket Market Measures—Observation Value or Ending Value of the Basket” on page PS-30 of product supplement STOCK ACCN-1.
Coupon Observation Dates:	Quarterly. May 20, 2022, August 19, 2022, November 18, 2022, February 17, 2023, May 19, 2023, August 18, 2023, November 17, 2023 and February 16, 2024 (the final Coupon Observation Date). The scheduled Coupon Observation Dates are subject to postponement in the event of Market Disruption Events or non-trading day, as described on page PS-30 of product supplement STOCK ACCN-1.
Call Observation Dates:	The Coupon Observation Dates beginning on August 19, 2022 and ending on November 17, 2023.
Calculation Day:	The final Coupon Observation Date
Coupon Payment Dates:	Approximately the fifth business day following the applicable Coupon Observation Date, subject to postponement as described on page PS-20 of product supplement STOCK ACCN-1; provided however, that the Coupon Payment Date related to the final Coupon Observation Date will be the maturity date.
Call Settlement Dates:	The relevant Coupon Payment Date
Price Multiplier:	1 for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-23 of product supplement STOCK ACCN-1.
Fees and Charges:	The underwriting discount of $0.125 per unit listed on the cover page and the hedging-related charge of $0.05 per unit described in “Structuring the Notes” on page TS-15.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).

Autocallable Contingent Coupon (with Memory) Notes	TS-2

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Determining Payments on the Notes

Contingent Coupon Payments (with Memory)

The notes will pay a Contingent Coupon Payment (with Memory) on the applicable Coupon Payment Date if the Observation Value of the Market Measure on the applicable quarterly Coupon Observation Date is greater than or equal to the Coupon Value.

In addition to the Redemption Amount, you will also receive the final Contingent Coupon Payment (with Memory) at maturity if the Ending Value is greater than or equal to the Coupon Value. Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your principal amount at maturity if the Ending Value is less than the Threshold Value. Even with any Contingent Coupon Payments (with Memory), the return on the notes could be negative.

Autocallable Contingent Coupon (with Memory) Notes	TS-3

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STOCK ACCN-1 dated December 16, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921150517/tm2134038d79_424b5.htm

▪	Prospectus supplement dated September 2, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

▪	Prospectus dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ACCN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Observation Value of the Market Measure will be greater than or equal to its Coupon Value on most or all of the Coupon Observation Dates, especially close to the end of the term of the notes.

▪	You anticipate that the notes will be automatically called, in which case you accept an early exit from your investment, or that the Market Measure will not decrease from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be limited to the return represented by the Contingent Coupon Payments (with Memory) even if the percentage change in the value of the Market Measure is significantly greater than such return.

▪	You are willing to lose up to 100% of the principal amount if the notes are not called and the Ending Value is less than the Starting Value.

▪	You are willing to forgo dividends or other benefits of owning the Basket Stocks.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Contingent Coupon Payments (with Memory) and the Call Amount or the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the Observation Value of the Market Measure will be less than its Coupon Value on most or all of the Coupon Observation Date, especially close to the end of the term of the notes.

▪	You want to hold your notes for the full term.

▪	You seek an uncapped return on your investment or seek participation in the Market Measure or any Basket Stock.

▪	You believe that the notes will not be automatically called and the Ending Value will be below the Starting Value.

▪	You seek principal repayment or preservation of capital.

▪	You want to receive dividends or other distributions paid on the Basket Stocks.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Contingent Coupon (with Memory) Notes	TS-4

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Contingent Coupon Payment (with Memory), the Call Amount or the Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Values, Ending Value and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	the Starting Value of 100.00;

2)	the Call Value of 100.00;

3)	the Coupon Value of 90.00;

4)	the Threshold Value of 100.00;

5)	the term of the notes from February 17, 2022 to February 26, 2024, if the notes are not called on any Call Observation Date;

6)	the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date of $0.31 per unit;

7)	the Coupon Observation Dates occurring quarterly during the term of the notes; and

8)	the Call Observation Dates occurring quarterly beginning approximately six months after the pricing date.

Example 1 - The Observation Value of the Market Measure on the first Coupon Observation Date is 50.00. Therefore, no Contingent Coupon Payment (with Memory) will be paid on the first Coupon Payment Date, and the notes are not subject to automatic call on that day.

Example 2 - The Observation Value of the Market Measure on the first Coupon Observation Date is below the Coupon Value. Therefore, no Contingent Coupon Payment (with Memory) is paid on the first Coupon Payment Date. The Observation Value of the Market Measure on the second Coupon Observation Date (which is also the first Call Observation Date) is 105.00. Therefore, the notes will be called at $10.00 plus the Contingent Coupon Payment (with Memory) otherwise due on the applicable Call Settlement Date, calculated as follows:

the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date times the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid.

= (i) $0.31 x 2 - (ii) $0.00 = $0.62

Call Amount on the first Call Settlement Date = $10.62 per unit.

Example 3 - The Observation Value of the Market Measure on the first Coupon Observation Date is below the Coupon Value. Therefore, no Contingent Coupon Payment (with Memory) is paid on the first Coupon Payment Date. The Observation Value of the Market Measure on the second Coupon Observation Date (which is also the first Call Observation Date) is above the Coupon Value but below the Call Value. Therefore, a Contingent Coupon Payment (with Memory) of $0.62 ($0.31 x 2 - $0) is paid and the notes are not called. The Observation Value of the Market Measure on the third Coupon Observation Date (which is also the second Call Observation Date) is 95.00. Therefore, the notes will not be called on that day but a Contingent Coupon Payment (with Memory) will be payable on the applicable Coupon Payment Date, calculated as follows:

the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date times the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid.

= (i) $0.31 x 3 - (ii) $0.62 = $0.31

Contingent Coupon Payment (with Memory) payable on the third Coupon Payment Date = $0.31 per unit.

Example 4 - The Observation Value of the Market Measure on each of the first seven Coupon Observation Dates is above the Coupon Value but below the Call Value. Therefore, the notes are not called on any Call Observation Date but a Contingent Coupon Payment (with Memory) of $0.31 per unit is paid on each of the first seven Coupon Payment Dates. The Ending Value of the Market Measure is 95.00, which is greater than the Coupon Value but less than the Threshold Value. The Redemption Amount per unit will be:

In addition, because the Ending Value is greater than or equal to the Coupon Value, the final Contingent Coupon Payment (with Memory) of $0.31 is also payable.

The total payment at maturity = $9.50 + $0.31 = $9.81 per unit.

Example 5 - The Observation Value of the Market Measure on each of the first seven Coupon Observation Dates is below the Coupon Value and the Call Value. Therefore, the notes are not called and no Contingent Coupon Payment (with Memory) is paid on the first seven Coupon Payment Dates. If the Ending Value of the Market Measure is less than the Coupon Value and the Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount and no final Contingent Coupon Payment (with Memory) will be payable at maturity. For example, if the Ending Value of the Market Measure is 50.00, the Redemption Amount per unit will be:

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Stocks, see “The Basket Stocks” section below. In addition, all payments on the notes are subject to issuer credit risk.

Autocallable Contingent Coupon (with Memory) Notes	TS-5

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement STOCK ACCN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your investment return is limited to the return represented by the Contingent Coupon Payments (with Memory) and may be less than a comparable investment directly in the Basket Stocks. You will not be able to participate in any increase in the Market Measure or any Basket Stocks.

▪	Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks.

▪	You may not receive any Contingent Coupon Payments (with Memory).

▪	If the notes are called, you will be subject to reinvestment risk, and your ability to receive Contingent Coupon Payments (with Memory) over the term of the notes will be limited.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

▪	Our initial estimated value of the notes is lower than the public offering price of the notes. The public offering price of the notes exceeds our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-15, are included in the public offering price of the notes.

▪	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which was determined by reference to our internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Market Measure, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S, BofAS or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S, BofAS or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

▪	Our initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate that was used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the pricing date, and could have an adverse effect on any secondary market prices of the notes.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

Autocallable Contingent Coupon (with Memory) Notes	TS-6

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Market Measure-related Risks

▪	An Underlying Company will have no obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.

▪	As a noteholder, you will have no rights to receive any shares of any Basket Stock, and you will not be entitled to receive dividends or other distributions by any Underlying Company.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S, BofAS and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.

▪	The Observation Value or the Ending Value and other terms of the notes will not be adjusted for all corporate events that could affect a Basket Stock. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page PS-23 of product supplement STOCK ACCN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-34 of product supplement STOCK ACCN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Material Income Tax Consequences—Canadian Taxation” in the prospectus, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

Additional Risk Factors

The Basket Stocks are concentrated in one sector. All of the Basket Stocks are issued by companies in the financial sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the financial sector, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors. In addition, because the Basket Stocks are concentrated in one sector, they may be more susceptible to economic, market, political or regulatory occurrences affecting their relevant industrial sector. As a result, their prices may increase or decrease at similar times and by similar magnitudes, and they may perform similarly over the term of the notes.

Adverse conditions in the financial sector may reduce your return on the notes. All of the Basket Stocks are issued by companies whose primary lines of business are directly associated with the financial sector. The profitability of these companies is largely dependent on the availability and cost of capital funds, and can fluctuate significantly, particularly when market interest rates change. Credit losses resulting from financial difficulties of these companies’ customers can negatively impact the sector. In addition, adverse international economic, business, or political developments, including with respect to the insurance sector, or to real estate and loans secured by real estate, could have a major effect on the value of the Basket. As a result of these factors, the value of the notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the financial sector.

Economic conditions have adversely impacted the stock prices of many companies in the financial sector, and may do so during the term of the notes. In recent years, international economic conditions have resulted, and may continue to result, in significant losses among many companies that operate in the financial sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the performance of the Basket. As a result, the value of the Basket may be adversely affected by economic, political, or regulatory events affecting the financial sector or one of the sub-sectors of the financial sector. This in turn could adversely impact the return on the notes.

Autocallable Contingent Coupon (with Memory) Notes	TS-7

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

The Basket

The Basket Stocks are described in the section entitled “The Basket Stocks” below. Each Basket Stock was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes—Basket Market Measures” beginning on page PS-28 of product supplement STOCK ACCN-1.

On the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Stock	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)	Component Ratio(2)	Initial Basket Value Contribution
Morgan Stanley	MS	33.34%	$107.57	0.309937715	33.34
The Goldman Sachs Group, Inc.	GS	33.33%	$370.57	0.089942521	33.33
JPMorgan Chase & Co.	JPM	33.33%	$155.95	0.213722347	33.33
				Starting Value	100.00

(1)	These were the Closing Market Prices of the Basket Stocks on the pricing date.

(2)	Each Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on the applicable Observation Date or the calculation day, as applicable, by summing the products of the Closing Market Price for each Basket Stock on that day (multiplied by its Price Multiplier on that day) and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in product supplement STOCK ACCN-1. If a Market Disruption Event or non-trading day occurs as to any Basket Stock on a scheduled Observation Date or the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of the Notes–Basket Market Measures—Observation Value or Ending Value of the Basket” on page PS-30 of product supplement STOCK ACCN-1.

Autocallable Contingent Coupon (with Memory) Notes	TS-8

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from January 1, 2012 through the pricing date. The graph is based upon actual daily historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of December 31, 2011, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Autocallable Contingent Coupon (with Memory) Notes	TS-9

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, each Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. None of us, MLPF&S, BofAS or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies’ publicly available documents. None of us, MLPF&S, BofAS or any of our respective affiliates have made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. None of us, MLPF&S, BofAS or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this term sheet or any accompanying prospectus, prospectus supplement or product supplement. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

Autocallable Contingent Coupon (with Memory) Notes	TS-10

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Morgan Stanley

Morgan Stanley is a financial services firm. The company serves corporations, governments, financial institutions and individuals in the areas of institutional securities, wealth management and investment management. The company also operates an asset management business. This Basket Stock trades on the NYSE under the symbol “MS.” The company’s CIK number is 895421.

The following graph shows the daily historical performance of MS on its primary exchange in the period from January 1, 2012 through February 10, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of MS was $107.57. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of MS

This historical data on MS is not necessarily indicative of the future performance of MS or what the value of the notes may be. Any historical upward or downward trend in the price per share of MS during any period set forth above is not an indication that the price per share of MS is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of MS.

Autocallable Contingent Coupon (with Memory) Notes	TS-11

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

The Goldman Sachs Group, Inc.

The Goldman Sachs Group, Inc. a bank holding company, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, asset management and securities services. The company provides services to corporations, financial institutions, governments, and high-net worth individuals.

This Basket Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “GS.” The company’s CIK number is 886982.

The following graph shows the daily historical performance of GS on its primary exchange in the period from January 1, 2012 through February 10, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of GS was $370.57. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of GS

This historical data on GS is not necessarily indicative of the future performance of GS or what the value of the notes may be. Any historical upward or downward trend in the price per share of GS during any period set forth above is not an indication that the price per share of GS is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of GS.

Autocallable Contingent Coupon (with Memory) Notes	TS-12

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

JPMorgan Chase & Co.

JPMorgan Chase & Co. provides financial services and retail banking. The company provides services such as investment banking, treasury and securities services, asset management, private banking, card member services, commercial banking, and home finance. The company serves business enterprises, institutions, and individuals. This Basket Stock trades on the NYSE under the symbol “JPM.” The company’s CIK number is 19617.

The following graph shows the daily historical performance of JPM on its primary exchange in the period from January 1, 2012 through February 10, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of JPM was $155.95. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of JPM

This historical data on JPM is not necessarily indicative of the future performance of JPM or what the value of the notes may be. Any historical upward or downward trend in the price per share of JPM during any period set forth above is not an indication that the price per share of JPM is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of JPM.

Autocallable Contingent Coupon (with Memory) Notes	TS-13

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will in turn purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

Autocallable Contingent Coupon (with Memory) Notes	TS-14

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

We are required to pay any Contingent Coupon Payments (with Memory) and the Call Amount or the Redemption Amount, as applicable to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-9 of product supplement STOCK ACCN-1 and “Use of Proceeds” on page S-16 of prospectus supplement.

Autocallable Contingent Coupon (with Memory) Notes	TS-15

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences–Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income tax consequences relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” in product supplement STOCK ACCN-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment at maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

If you are a U.S. Holder, although the treatment of the Contingent Coupon Payments (with Memory) is unclear, we intend to treat the Contingent Coupon Payments (with Memory), including on the maturity date, as ordinary income includible by you at the time such payments accrue or are received in accordance with your normal method of accounting for U.S. federal income tax purposes. If you are an accrual method taxpayer who keeps an applicable financial statement, you may be required to include Contingent Coupon Payments (with Memory) in income earlier than under your regular method of tax accounting if the income is recognized earlier on such applicable financial statement.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Autocallable Contingent Coupon (with Memory) Notes	TS-16

Autocallable Contingent Coupon (with Memory) Notes Linked to a Basket of Three Financial Sector Stocks, due February 26, 2024

Validity of the Notes

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to CIBC, the issue and sale of the notes has been duly authorized by all necessary corporate action of CIBC in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of CIBC, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on CIBC and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 15, 2021, which has been filed as Exhibit 5.2 to CIBC’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this term sheet and the accompanying product supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of CIBC, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on CIBC and other sources as to certain factual matters, all as stated in the legal opinion dated June 15, 2021, which has been filed as Exhibit 5.1 to CIBC’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Autocallable Contingent Coupon (with Memory) Notes	TS-17